UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34912

Celgene Corporation*
(Exact name of registrant as specified in its charter)

86 Morris Avenue,
Summit, New Jersey, 07901
(908) 673-9000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 per share
Contingent Value Rights
2.875% Senior Notes due 2020
3.950% Senior Notes due 2020
2.875% Senior Notes due 2021
2.250% Senior Notes due 2021
3.250% Senior Notes due 2022
3.550% Senior Notes due 2022
2.750% Senior Notes due 2023
3.250% Senior Notes due 2023
4.000% Senior Notes due 2023
3.625% Senior Notes due 2024
3.875% Senior Notes due 2025
3.450% Senior Notes due 2027
3.900% Senior Notes due 2028
5.700% Senior Notes due 2040
5.250% Senior Notes due 2043
4.625% Senior Notes due 2044
5.000% Senior Notes due 2045
4.350% Senior Notes due 2047
4.550% Senior Notes due 2048
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 per share: One (1) holder
Contingent Value Rights: Zero (0) holders
2.875% Senior Notes due 2020: (67) holders
3.950% Senior Notes due 2020: (53) holders
2.875% Senior Notes due 2021: (45) holders
2.250% Senior Notes due 2021: (34) holders
3.250% Senior Notes due 2022: (63) holders
3.550% Senior Notes due 2022: (55) holders
2.750% Senior Notes due 2023: (42) holders
3.250% Senior Notes due 2023: (40) holders
4.000% Senior Notes due 2023: (48) holders
3.625% Senior Notes due 2024: (59) holders
3.875% Senior Notes due 2025: (63) holders
3.450% Senior Notes due 2027: (38) holders
3.900% Senior Notes due 2028: (51) holders
5.700% Senior Notes due 2040: (17) holders
5.250% Senior Notes due 2043: (24) holders
4.625% Senior Notes due 2044: (29) holders
5.000% Senior Notes due 2045: (29) holders
4.350% Senior Notes due 2047: (16) holders
4.550% Senior Notes due 2048: (23) holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Celgene Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Celgene Corporation

Date:	December 13, 2019	By:	/s/ Katherine R. Kelly
Katherine R. Kelly
Secretary

* On January 2, 2019, Celgene Corporation, a Delaware corporation (“Celgene”), and Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of Celgene by Bristol-Myers Squibb. Pursuant to the Merger Agreement, Burgundy Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Bristol-Myers Squibb, was merged with and into Celgene (the “Merger”). As a result of the Merger, Celgene became a direct wholly-owned subsidiary of Bristol-Myers Squibb. In addition, following completion of the Merger, Bristol-Myers Squibb assumed the contingent value rights (“CVRs”) issued by Celgene and any related reporting obligations of Celgene under the Securities Exchange Act of 1934, as amended, pursuant to an Assignment, Assumption and Amendment Agreement, dated as of November 20, 2019, among Bristol-Myers Squibb, Celgene, American Stock Transfer & Trust Company, LLC and Equiniti Trust Company, as trustee. On November 27, 2019, Bristol-Myers Squibb filed a Form 8-A12B to register the CVRs. On December 2, 2019, the CVRs began trading on the New York Stock Exchange under the ticker symbol “CELG RT.” The new CUSIP number for the CVRs is 110122 140.